UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR RESIGSTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECITON 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Sterling Construction Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	25-1655321 (I.R.S. Employer Identification No.)

2751 Centerville Road Suite 3131 Wilmington, Delaware (Address of principal executive offices)	19808 (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Stock, $0.01 par value	Name of each exchange on which each class is to be registered American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:    (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Common Stock, $0.01 Par Value

The American Stock Exchange has approved the application of the Company for the listing of a total of 9,038,432 shares of the Company’s Common Stock, par value $0.01 per share, (the “Common Stock”) for listing contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange.

Dividend Rights. The Common Stock is entitled to all dividends if, when and as declared from funds legally available therefor by resolution of the Board of Directors after full provision for preferred stock if and when any preferred stock is issued and outstanding. Owners of record of the Common Stock are entitled to notice of, and to vote at, any meeting of the stockholders of the Company.

Voting Rights. Each share of Common Stock is entitled to one vote at meetings of stockholders. The holders of a majority of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of stockholders for the transaction of business at such meeting. Any question brought before any meeting of stockholders is decided by the vote of the holders of a majority of the stock represented and entitled to vote at such meeting unless a larger or different majority is required by Delaware law.

Directors. The Company’s Board of Directors is divided into three classes of directors. Each class consists, as nearly as may be possible, of one-third of the total number of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. There is no cumulative voting.

Liquidation Rights. After satisfaction of creditors and preferred liquidation rights of preferred stock, if and when any shall be issued and outstanding, holders of the Common Stock are entitled to share ratably in the distribution of the remaining assets of the Company.

No pre-emptive rights are conferred upon the holders of the Common Stock; such holders have no conversion rights; and the Common Stock is not subject to any redemption provisions, any liability to further calls or to assessments by the Company or any redemption provisions.

Transfer Restrictions. In order to preserve certain tax benefits to which the Company is entitled, transfers of the Company’s Common Stock are restricted if such transfer would cause the ownership interest percentage of the transferee or any other person to exceed 4.5% percent, or any increase in the ownership interest percentage of the transferee or any other person if the ownership interest percentage of the transferee or of such other person exceeded 4.5% percent before such transfer. The determination of a holder’s ownership percentage is based upon and determined, in part, by reference to federal tax regulations. A transfer that would otherwise be prohibited can nonetheless be permitted if the Board of Directors of the Company determines that the transfer will not jeopardize the Company’s tax benefits.

Effective December 29, 1998, the Company’s Board of Directors adopted a shareholders rights plan and declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. The dividend was payable on December 29, 1998 to the stockholders of record on that date. For a description of the plan and the rights issued under it, reference is made to that certain Form 8-A filed with the Securities and Exchange Commission on January 5, 1999, a copy of which is attached hereto as Exhibit 99.1

Item 2. Exhibits

99.1	Form 8-A of Sterling Construction Company, Inc. (then known as Oakhurst Company, Inc.) dated and filed with the Commission on January 5, 1999.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STERLING CONSTRUCTION COMPANY, INC.

By:	/s/ Maarten D. Hemsley

Maarten D. Hemsley Chief Financial Officer

Dated: February 11, 2004